Exhibit 12.1

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Predecessor	Successor
	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
Fixed charges
Interest expense	$7	$149
Amortization of debt issuance costs and debt discount	—	8
Portion of rental expense representative of interest	18	15

Total fixed charges	$25	$172

Earnings
Income before income taxes	$152	$(77)
Fixed charges per above	25	172

Total earnings	$177	$95

Ratio of earnings to fixed charges	7.1	*

*	Earnings for the three months ended March 31, 2006 were inadequate to cover fixed charges by $77 million.